DC Brau Brewing Company, LLC

Statement of Cash Flows
January - July, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-107,586.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-226,668.62
Deposit on Equipment Not In Service	0.00
Due from Member-B Skall	2,487.50
Employee Advance	857.42
Inventory:Ekos Merchandise	2,718.06
Inventory:Finished Goods:Kegged	-2,177.60
Inventory:Finished Goods:Packaged	32,136.89
Inventory:Ingredients	8,903.87
Inventory:Packaging	64,471.42
Inventory:Taproom Merchandise	0.00
Inventory:WIP	-5,793.25
Prepaid Expenses	458.00
Prepaid Expenses:Prepaid General Liability Ins	-2,859.56
Prepaid Expenses:Prepaid Hops	-1,137.43
Prepaid Expenses:Prepaid Insurance	787.56
Prepaid Expenses:Prepaid Taxes	-1,337.81
Accounts Payable	39,100.18
Chase CC	-66,423.22
Accrued Exp - Rent COVID Deferral	156,266.23
Accrued Exp - Water	-40,197.29
DC Treasury Office Payable	-977.82
DC Treasury Office Payable:Sales Tax Payable	0.00
DC Treasury Office Payable:Virginia Sales Tax Payable	-44.78
DC Treasury Office1 Payable:Sales Tax Payable	0.00
Gift Cards	0.00
Keg Deposit	-2,340.00
Payroll Liabilities:Accrued Payroll	2,161.45
Payroll Liabilities:Accrued Payroll:Accrued Owner Wages & Taxes	28,699.86
Payroll Liabilities:Federal Income Tax Payable	0.00
Payroll Liabilities:Health Insurance Payable	0.00
Payroll Liabilities:SIMPLE IRA Liability	0.00
Payroll Liabilities:Tip Liability	0.00
Sales Tax Agency Payable:Sales Tax Payable	0.00
Square Gift Card	1,520.51
Square Gift Cards	0.00
Square Tips	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-9,388.43**
Net cash provided by operating activities	**$ -116,974.99**
INVESTING ACTIVITIES	
FF&E:Accumulated Depreciation	153,719.94
FF&E:Furniture and Equipment	-5,482.60

DC Brau Brewing Company, LLC

Statement of Cash Flows
January - July, 2021

	TOTAL
FF&E:Leasehold Improvements	-3,000.00
Accumulated Amortization	3,545.37
Security Deposit - Gas Cards	-500.00
Utility Deposit	2,422.19
Net cash provided by investing activities	**$150,704.90**
FINANCING ACTIVITIES	
EIDL #2	350,000.00
eLease for Quadrel Labeling System	-3,886.36
PPP Loan	-223,700.00
PPP Loan #2	235,766.00
General Partner:DC Brau Holdings, LLC	-271,282.79
Limited Partner:Beasley, George	-27,222.79
Limited Partner:Berger, Richard	-8,496.85
Limited Partner:Cuervo, Raul	-412.42
Limited Partner:DC Brau Holdings II LLC	-20,367.00
Limited Partner:Fagnan, Jeff	-5,430.48
Limited Partner:Gamarian, Kevork	-53,115.00
Limited Partner:Garchik Universal LTD	-11,673.39
Limited Partner:Gould, Jason	-52,000.83
Limited Partner:Gray, Burton	-74,058.41
Limited Partner:Harvey, Chris	-21,624.00
Limited Partner:Hoffstein, Ben	-0.60
Limited Partner:Joyner, Tom	-30,767.53
Limited Partner:Kraus, Steve	-0.15
Limited Partner:McWhorters, Jim	0.39
Limited Partner:Ostrow, Ken	-0.15
Limited Partner:Roemer, Alan	-78,107.87
Limited Partner:Skall, Gregg and Monte	-5,702.70
Limited Partner:Sparks, Olevia	-4,421.23
Limited Partner:Thorp, Mark	-10,429.60
Retained Earnings	675,113.40
Net cash provided by financing activities	**$358,179.64**
NET CASH INCREASE FOR PERIOD	**$391,909.55**
Cash at beginning of period	125,820.11
CASH AT END OF PERIOD	**$517,729.66**